================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No.______)



                                 TELESCAN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


     COMMON STOCK, $.01 PAR VALUE                            879516102
--------------------------------------------------------------------------------
    (Title of class of securities)                         (CUSIP number)


      NANCY E. BARTON, ESQ., GENERAL ELECTRIC CAPITAL CORPORATION, 260 LONG
             RIDGE ROAD, STAMFORD, CONNECTICUT 06927 (203) 357-4000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                JANUARY 14, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 12 Pages)

================================================================================


NYFS08...:\60\47660\0249\306\13D1199K.46C

-------------------------------------------------------           ---------------------------------------
CUSIP No.              879516102                           13D                  Page 2 of 12
-------------------------------------------------------           ---------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS:              GE CAPITAL EQUITY INVESTMENTS,
                                                        INC.

               I.R.S. IDENTIFICATION NOS.                          06-1268495
               OF ABOVE PERSONS (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:           WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                  DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                   0
       SHARES
                      -----------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                 1,220,237
      OWNED BY
                      -----------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:              610,119
      REPORTING
                      -----------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY              1,220,237
               EACH REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        9.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

---------------------------------------------------------------------------------------------------------

-------------------------------------------------------           ---------------------------------------
CUSIP No.              879516102                           13D                  Page 3 of 12
-------------------------------------------------------           ---------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS:              NATIONAL BROADCASTING COMPANY,
                                                        INC.

               I.R.S. IDENTIFICATION NOS.                          14-1682529
               OF ABOVE PERSONS (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                  DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                   0
       SHARES
                      -----------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                 1,220,237
      OWNED BY
                      -----------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:              610,118
      REPORTING
                      -----------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY              1,220,237
               EACH REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        9.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

---------------------------------------------------------------------------------------------------------

-------------------------------------------------------           ---------------------------------------
CUSIP No.              879516102                           13D                  Page 4 of 12
-------------------------------------------------------           ---------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS:              GENERAL ELECTRIC CAPITAL
                                                        CORPORATION

               I.R.S. IDENTIFICATION NOS.                          13-1500700
               OF ABOVE PERSONS (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                  NEW YORK
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                   DISCLAIMED (SEE 11 BELOW)
       SHARES
                      -----------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                 0
      OWNED BY
                      -----------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:              DISCLAIMED (SEE 11 BELOW)
      REPORTING
                      -----------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY              BENEFICIAL OWNERSHIP OF ALL
               EACH REPORTING PERSON:                              SHARES DISCLAIMED BY
                                                                   GENERAL ELECTRIC CAPITAL
                                                                   CORPORATION
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        NOT
                                                                                          APPLICABLE
                                                                                          (SEE 11
                                                                                          ABOVE)
---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

---------------------------------------------------------------------------------------------------------

-------------------------------------------------------           ---------------------------------------
CUSIP No.              879516102                           13D                  Page 5 of 12
-------------------------------------------------------           ---------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS:              GENERAL ELECTRIC CAPITAL SERVICES,
                                                        INC.

               I.R.S. IDENTIFICATION NOS.                          06-1109503
               OF ABOVE PERSONS (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                  DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                   DISCLAIMED (SEE 11 BELOW)
       SHARES
                      -----------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                 0
      OWNED BY
                      -----------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:              DISCLAIMED (SEE 11 BELOW)
      REPORTING
                      -----------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY              BENEFICIAL OWNERSHIP OF ALL
               EACH REPORTING PERSON:                              SHARES DISCLAIMED BY
                                                                   GENERAL ELECTRIC CAPITAL
                                                                   SERVICES, INC.
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        NOT
                                                                                          APPLICABLE
                                                                                          (SEE 11
                                                                                          ABOVE)
---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

---------------------------------------------------------------------------------------------------------


-------------------------------------------------------           ---------------------------------------
CUSIP No.              879516102                           13D                  Page 6 of 12
-------------------------------------------------------           ---------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS:              GENERAL ELECTRIC COMPANY

               I.R.S. IDENTIFICATION NOS.                          14-0689340
               OF ABOVE PERSONS (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [X]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                  NEW YORK
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                   DISCLAIMED (SEE 11 BELOW)
       SHARES
                      -----------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                 0
      OWNED BY
                      -----------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:              DISCLAIMED (SEE 11 BELOW)
      REPORTING
                      -----------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY              BENEFICIAL OWNERSHIP OF ALL
               EACH REPORTING PERSON:                              SHARES DISCLAIMED BY
                                                                   GENERAL ELECTRIC COMPANY
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        NOT
                                                                                          APPLICABLE
                                                                                          (SEE 11
                                                                                          ABOVE)
---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

---------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

            The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of Telescan, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 5959 Corporate Drive, Suite 2000, Houston, Texas 77036.

ITEM 2.  IDENTITY AND BACKGROUND.

            This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS and NBC are a wholly-owned subsidiaries of GE. GECEI, NBC, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 2.

            GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS and GE are set forth on Schedules A, B, C, D and E attached hereto, respectively.

            Except as set forth on Schedule F hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On January 14, 1999, the Company and GECEI entered into a Stock Purchase Agreement (the "Purchase Agreement") providing for the purchase on that day by GECEI of 1,220,237 shares of Common Stock from the Company, for an aggregate purchase price of $9,395,824.90. A copy of the Purchase Agreement is attached as hereto as Exhibit 1. The source of funds used to purchase the shares of Common Stock was the working capital of GECEI.

ITEM 4.  PURPOSE OF TRANSACTION.

            GECEI and NBC acquired the shares of Common Stock of the Company as an investment and hold them in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

            Each of GECEI and NBC intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

            In connection with negotiations by NBC with the Company regarding licensing the Company's technology and portions of its content as well as certain other services, NBC may seek an agreement that the Company nominate an individual designated by NBC to the Company's Board of Directors.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

            Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of January 15, 1999, GECEI and NBC beneficially owned in the aggregate 1,220,237 shares of the Common Stock of the Company, representing approximately 9.9% of the outstanding shares of Common Stock (based on the number of shares outstanding as of November 16, 1998 as reported in the Company's Form 10-Q for the quarterly period ended September 30, 1998, after giving effect to the issuance of shares by the Company pursuant to the Purchase Agreement).

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

            (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 6, GECEI and NBC have entered into an arrangement with respect to the voting and disposition of the Common Stock acquired under the Purchase Agreement.

            Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

            (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

            Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GE Capital, GECS or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The response to Item 3 hereof is incorporated herein by reference.

            Pursuant to the Purchase Agreement, at any time on or after October 15, 1999, GECEI and its permitted assigns have the right to require the Company to register for sale under the Securities Act of 1933, as amended, up to 50% of the shares of Common Stock issued to GECEI pursuant to the Purchase Agreement. The Company has agreed to file and keep a registration statement effective for such sales for up to three years after the date of effectiveness of such registration statement.

            GECEI and NBC have entered into an oral arrangement with respect to the shares of Common Stock acquired under the Purchase Agreement. Pursuant to the arrangement, GECEI and NBC have agreed, with respect to the shares of Common Stock acquired under the Purchase Agreement, to share voting power with respect to all of such shares and to allocate sole dispositive power with respect to one-half of such shares to each of them.

            An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as Exhibit 2.

            Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement, dated as of January 14, 1999, by and among Telescan, Inc. and GE Capital Equity Investments, Inc.

Exhibit 2 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company, dated January 21, 1999.

Exhibit 3 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric
                  Company.

Exhibit 4 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric
                  Capital Services, Inc.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1999


                  GE CAPITAL EQUITY INVESTMENTS, INC.

                  By: /s/  Michael E. Pralle
                      -------------------------------------------
                      Name:  Michael E. Pralle
                      Title: President


                  GENERAL ELECTRIC CAPITAL CORPORATION

                  By: /s/  Michael E. Pralle
                      -------------------------------------------
                      Name:  Michael E. Pralle
                      Title: Vice President


                  GENERAL ELECTRIC CAPITAL SERVICES, INC.

                  By: /s/  Michael E. Pralle
                      -------------------------------------------
                      Name:  Michael E. Pralle
                      Title: Attorney-in-Fact


                  GENERAL ELECTRIC COMPANY

                  By: /s/  Michael E. Pralle
                      -------------------------------------------
                      Name:  Michael E. Pralle
                      Title: Attorney-in-fact


                  NATIONAL BROADCASTING COMPANY, INC.

                  By: /s/  Mark Begor
                      -------------------------------------------
                      Name:  Mark Begor
                      Title: Executive Vice President

                           SCHEDULE A TO SCHEDULE 13D


                 Filed by GE Capital Equity Investments, Inc.

                         GE CAPITAL EQUITY INVESTMENTS, INC.
                          DIRECTORS AND EXECUTIVE OFFICERS

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Directors
---------
Michael E. Pralle         GE Capital Equity               President, Chairman of the
                          Investments, Inc.               Board
                          120 Long Ridge Road
                          Stamford, CT  06927

Officers
--------

Michael E. Pralle         GE Capital Equity               President, Chairman of the
                          Investments, Inc.               Board
                          120 Long Ridge Road
                          Stamford, CT  06927

Jonathan K. Sprole        GE Capital Equity               Senior Vice President,
                          Investments, Inc.               General Counsel & Secretary
                          120 Long Ridge Road
                          Stamford, CT  06927

Paul Licursi              GE Capital Equity               Vice President-Finance &
                          Investments, Inc.               Treasurer
                          120 Long Ridge Road
                          Stamford, CT  06927

Joseph Swezey             GE Capital Equity               Vice President-Controller
                          Investments, Inc.
                          120 Long Ridge Road
                          Stamford, CT  06927

Barbara J. Gould          GE Capital Equity               Senior Vice President,
                          Investments, Inc.               Associate General Counsel
                          120 Long Ridge Road             and Assistant Secretary
                          Stamford, CT  06927

Peter J. Muniz            GE Capital Equity               Vice President, Associate
                          Investments, Inc.               General Counsel and
                          120 Long Ridge Road             Assistant Secretary
                          Stamford, CT  06927

Bryant Cohen              GE Capital Equity               Vice President-Taxes
                          Investments, Inc.
                          120 Long Ridge Road
                          Stamford, CT  06927



Each person listed above is a citizen of the United States of America.

                          SCHEDULE B TO SCHEDULE 13D

                 Filed by National Broadcasting Company, Inc.

                         NATIONAL BROADCASTING COMPANY, INC.
                          DIRECTORS AND EXECUTIVE OFFICERS

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Directors
---------
S.S. Cathcart             222 Wisconsin Avenue            Retired Chairman, Illinois
                          Suite 103                       Tool Works
                          Lake Forest, IL  60045

Andrea Jung               Avon Products, Inc.             President and Chief
                          1345 Avenue of the Americas     Operating Officer, Avon
                          New York, NY  10105             Products, Inc.

G.G. Michelson            Federated Department Stores     Former Member of the Board
                          151 West 34th Street            of Directors, Federated
                          New York, NY  10001             Department Stores

E.F. Murphy               National Broadcasting           Vice Chairman of the Board
                          Company, Inc.                   and Executive Officer,
                          3135 Easton Turnpike            General Electric Company
                          Fairfield, CT 06431

S. Nunn                   King & Spalding                 Partner, King & Spalding
                          191 Peachtree Street, N.E.
                          Atlanta, GA 30303

J.D. Opie                 National Broadcasting           Vice Chairman of the Board
                          Company, Inc.                   and Executive Officer,
                          3135 Easton Turnpike            General Electric Company
                          Fairfield, CT  06431

R.S. Penske               Penske Corporation              Chairman of the Board and
                          13400 Outer Drive, West         President, Penske
                          Detroit, MI  48239-4001         Corporation

F.H.T. Rhodes             Cornell University              President Emeritus, Cornell
                          3104 Snee Building              University
                          Ithaca, NY  14853

A.C. Sigler               Champion International          Retired Chairman of the
                          Corporation                     Board and CEO and former
                          1 Champion Plaza                Director, Champion
                          Stamford, CT  06921             International Corporation

D.A. Warner III           J.P. Morgan & Co., Inc. and     Chairman of the Board,
                          Morgan Guaranty Trust Co.       President, and Chief
                          60 Wall Street                  Executive Officer, J.P.
                          New York, NY  10260             Morgan & Co. Incorporated
                                                          and Morgan Guaranty Trust
                                                          Company




                                    B-1

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

J.F. Welch, Jr.           National Broadcasting           Chairman of the Board and
                          Company, Inc.                   Chief Executive Officer,
                          3135 Easton Turnpike            General Electric Company
                          Fairfield, CT  06431


Executive Officers
------------------

John F. Welch Jr.       National Broadcasting             Chairman
                        Company, Inc.
                        3135 Easton Turnpike
                        Fairfield, CT 06431

Robert C. Wright        National Broadcasting             Chief Executive
                        Company, Inc.                     Officer & President
                        30 Rockefeller Plaza
                        New York, NY 10112

Mark Begor              National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

William Bolster         2200 Fletcher Avenue              Executive Vice
                        Fort Lee, NJ 07024                President

Richard Cotton          National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

Duncan Ebersol          National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

Randel A. Falco         National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

Andrew Lack             National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

Donald Ohlmeyer         National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        3000 West Alameda Ave.
                        Burbank, CA 91523





                                    B-2

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Thomas Rogers           National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

Scott Sassa             National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        3000 West Alameda Ave.
                        Burbank, CA 91523

Edward Scanlon          National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112

Patrick Wallace         National Broadcasting             Executive Vice
                        Company, Inc.                     President
                        30 Rockefeller Plaza
                        New York, NY 10112
Kassie Canter           National Broadcasting             Senior Vice President
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Doug Adams              3900 Barnett Street               Vice President
                        Fort Worth, TX 76103

Carole Black            3000 West Alameda Ave.            Vice President
                        Burbank, CA 91523

Donald Browne           316 North Miami Avenue            Vice President
                        Miami, FL 33128

Linda Sullivan          4001 Nebraska Avenue, N.W.        Vice President
                        Washington, DC 20016

Dennis Swanson          National Broadcasting             Vice President
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Larry Wert              454 N. Columbus Drive             Vice President
                        Chicago, IL 60611

Mark Begor              National Broadcasting             Chief Financial
                        Company, Inc.                     Officer
                        30 Rockefeller Plaza              Treasurer
                        New York, NY 10112

Kenneth Black           National Broadcasting             Assistant Treasurer
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112





                                    B-3

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Benjamin W. Heineman    National Broadcasting             Secretary
Jr.                     Company, Inc.
                        3135 Easton Turnpike
                        Fairfield, CT 06431

Roberta Brackman        National Broadcasting             Assistant Secretary
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Anne Egerton            3000 West Alameda Ave             Assistant Secretary
                        Burbank, CA 91523

Charles Jablonski       National Broadcasting             Assistant Secretary
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Patricia J. Langer      National Broadcasting             Assistant Secretary
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Elizabeth A. Newell     National Broadcasting             Assistant Secretary
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Susan Weiner            National Broadcasting             Assistant Secretary
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Diane Zipursky          4001 Nebraska Ave., NW            Assistant Secretary
                        Washington, DC 20016


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE C TO SCHEDULE 13D


                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Directors
---------
Nigel D.T. Andrews        General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

Nancy E. Barton           General Electric Capital        Senior Vice President,
                          Corporation                     General Counsel and
                          260 Long Ridge Road             Secretary, General Electric
                          Stamford, CT  06927             Capital Corporation

James R. Bunt             General Electric Company        Vice President and
                          3135 Easton Turnpike            Treasurer, General Electric
                          Fairfield, CT  06431            Company

David M. Cote             General Electric Appliances     President and Chief
                          Appliance Park                  Executive Officer, General
                          Louisville, KY 40225            Electric Appliances

Dennis D. Dammerman       General Electric Company        Vice Chairman and Executive
                          3135 Easton Turnpike            Officer, General Electric
                          Fairfield, CT  06431            Company; Chairman and Chief
                                                          Executive Officer, General
                                                          Electric Capital Services,
                                                          Inc.

Benjamin W. Heineman,     General Electric Company        Senior Vice President,
Jr.                       3135 Easton Turnpike            General Counsel and
                          Fairfield, CT  06431            Secretary, General Electric
                                                          Company

Jeffrey R. Immelt         General Electric Medical        President and Chief
                          Systems                         Executive Officer, General
                          3000 N. Grandview Boulevard     Electric Medical Systems
                          Waukesha, WI 53188

W. James McNerney,        GE Aircraft Engines             President and Chief
Jr.                       One Neumann Way                 Executive Officer, GE
                          Cincinnati, OH 45215-6301       Aircraft Engines

John H. Myers             GE Investment Corporation       Chairman and President, GE
                          3003 Summer Street              Investment Corporation
                          Stamford, CT 06904

Robert L. Nardelli        General Electric Company        President and Chief
                          One River Road                  Executive Officer, GE Power
                          Schenectady, NY  12345          Systems




                                       C-1

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Executive Officer, General
                          260 Long Ridge Road             Electric Capital
                          Stamford, CT  06927             Corporation

Michael A. Neal           General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

James A. Parke            General Electric Capital        Senior Vice President,
                          Corporation                     Finance, General Electric
                          260 Long Ridge Road             Capital Corporation
                          Stamford, CT  06927

John M. Samuels           General Electric Company        Vice President and Senior
                          3135 Easton Turnpike            Counsel, Corporate Taxes,
                          Fairfield, CT  06431            General Electric Company

Keith S. Sherin           General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Finance and Chief Financial
                          Fairfield, CT  06431            Officer, General Electric
                                                          Company

Edward D. Stewart         General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          1600 Summer Street              Corporation
                          Stamford, CT  06927

John F. Welch, Jr.        General Electric Company        Chairman and Chief
                          3135 Easton Turnpike            Executive Officer, General
                          Fairfield, CT  06431            Electric Company

Executive Officers
------------------

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Executive Officer
                          260 Long Ridge Road
                          Stamford, CT  06927

Nigel D. T. Andrews       General Electric Capital        Executive Vice President
                          Corporation
                          260 Long Ridge Road
                          Stamford, CT  06927

Michael A. Neal           General Electric Capital        Executive Vice President
                          Corporation
                          260 Long Ridge Road
                          Stamford, CT  06927

Edward D. Stewart         General Electric Capital        Executive Vice President
                          Corporation
                          1600 Summer Street
                          Stamford, CT  06905




                                       C-2

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Nancy E. Barton           General Electric Capital        Senior Vice President,
                          Corporation                     General Counsel and
                          260 Long Ridge Road             Secretary
                          Stamford, CT  06927

James A. Colica           General Electric Capital        Senior Vice President,
                          Corporation                     Global Risk Management
                          260 Long Ridge Road
                          Stamford, CT  06927

Michael D. Fraizer        General Electric Capital        Senior Vice President,
                          Corporation                     Insurance/Investment
                          6604 West Broad Street          Products
                          Taylor Building
                          Richmond, VA 23230

Robert L. Lewis           General Electric Capital        Senior Vice President,
                          Corporation                     Structured Finance Group
                          120 Long Ridge Road
                          Stamford, CT  06927

James A. Parke            General Electric Capital        Senior Vice President,
                          Corporation                     Finance
                          260 Long Ridge Road
                          Stamford, CT  06927

Lawrence J. Toole         General Electric Capital        Senior Vice President,
                          Corporation                     Human Resources
                          260 Long Ridge Road
                          Stamford, CT  06927

Jeffrey S. Werner         General Electric Capital        Senior Vice President,
                          Corporation                     Corporate Treasury and
                          201 High Ridge Road             Global Funding Operation
                          Stamford, CT  06927


Each person listed above is a citizen of the United States of America except Nigel D.T. Andrews, who is a citizen of the United Kingdom.

                          SCHEDULE D TO SCHEDULE 13D

               Filed by General Electric Capital Services, Inc.

                       GENERAL ELECTRIC CAPITAL SERVICES, INC.
                          DIRECTORS AND EXECUTIVE OFFICERS

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Directors
---------
Kaj Ahlmann               Employers Reinsurance Corp.     Executive Vice President,
                          5200 Metcalf                    General Electric Capital
                          Overland Park, KS  66201        Services, Inc., President
                                                          and Chief Operating
                                                          Officer, Employers
                                                          Reinsurance Corp.

Nigel D.T. Andrews        General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

James R. Bunt             General Electric Company        Vice President and
                          3135 Easton Turnpike            Treasurer, General Electric
                          Fairfield, CT  06431            Company

David M. Cote             GE Appliances                   President and Chief
                          Appliance Park                  Executive Officer, GE
                          Louisville, KY  40225           Appliances

Dennis D. Dammerman       General Electric Company        Vice Chairman and Executive
                          3135 Easton Turnpike            Officer, General Electric
                          Fairfield, CT  06431            Company; Chairman and Chief
                                                          Executive Officer, General
                                                          Electric Capital Services,
                                                          Inc.

Benjamin W. Heineman,     General Electric Company        Senior Vice President,
Jr.                       3135 Easton Turnpike            General Counsel and
                          Fairfield, CT  06431            Secretary, General Electric
                                                          Company

Jeffrey R. Immelt         GE Medical Systems              President and Chief
                          3000 N. Grandview Blvd.         Executive Officer, GE
                          Waukesha, WI  53188             Medical Systems

John H. Myers             GE Investment Corporation       Chairman and President, GE
                          3003 Summer Street              Investment Corporation
                          Stamford, CT 06904

Robert L. Nardelli        General Electric Company        President and Chief
                          One River Road                  Executive Officer, GE Power
                          Schenectady, NY  12345          Systems




                                    D-1

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Executive Officer, General
                          260 Long Ridge Road             Electric Capital
                          Stamford, CT  06927             Corporation

Michael A. Neal           General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

John M. Samuels           General Electric Company        Vice President and Senior
                          3135 Easton Turnpike            Counsel, Corporate Taxes,
                          Fairfield, CT  06431            General Electric Company

Keith S. Sherin           General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Finance and Chief Financial
                          Fairfield, CT  06431            Officer, General Electric
                                                          Company

Edward D. Stewart         General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          1600 Summer Street              Corporation
                          Stamford, CT  06905

John F. Welch, Jr.        General Electric Company        Chairman and Chief
                          3135 Easton Turnpike            Executive Officer, General
                          Fairfield, CT  06431            Electric Company

Executive Officers
------------------

Dennis D. Dammerman       General Electric Capital        Vice Chairman and Executive
                          Services, Inc.                  Officer, General Electric
                          3135 Easton Turnpike            Company;Chairman and Chief
                          Fairfield, CT  06431            Executive Officer, General
                                                          Electric Capital Services,
                                                          Inc.

Kaj Ahlmann               Employers                       Executive Vice President,
                          Reinsurance Corp.               General Electric Capital
                          5200 Metcalf                    Services, Inc., President
                          Overland Park, KS 66201         and Chief Operating
                                                          Officer, Employers
                                                          Reinsurance Corp.

Nigel D. T. Andrews       General Electric Capital        Executive Vice President
                          Corporation                     See Schedule B.
                          260 Long Ridge Road
                          Stamford, CT  06927

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Executive Officer
                          260 Long Ridge Road             See Schedule B.
                          Stamford, CT  06927




                                    D-2

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Michael A. Neal           General Electric Capital        Executive Vice President
                          Corporation                     See Schedule B.
                          260 Long Ridge Road
                          Stamford, CT  06927

Edward D. Stewart         General Electric Capital        Executive Vice President
                          Corporation                     See Schedule B.
                          1600 Summer Street
                          Stamford, CT  06905

Nancy E. Barton           General Electric Capital        Senior Vice President,
                          Corporation                     General Counsel and
                          260 Long Ridge Road             Secretary
                          Stamford, CT  06927             See Schedule B.

James A. Parke            General Electric Capital        Senior Vice President,
                          Corporation                     Finance
                          260 Long Ridge Road             See Schedule B.
                          Stamford, CT  06927

Lawrence J. Toole         General Electric Capital        Senior Vice President,
                          Corporation                     Human Resources
                          260 Long Ridge Road             See Schedule B.
                          Stamford, CT  06927

Jeffrey S. Werner         General Electric Capital        Senior Vice President,
                          Corporation                     Corporate Treasury and
                          201 High Ridge Road             Global Funding Operation
                          Stamford, CT  06927             See Schedule B.


Each person listed above is a citizen of the United States of America except:
Kaj Ahlman, who is a citizen of Denmark; and Nigel D.T. Andrews, who is a citizen of the United Kingdom.

                           SCHEDULE E TO SCHEDULE 13D

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

Directors
---------
J.I. Cash, Jr.            Harvard Business School         Professor of Business
                          Baker Library 187               Administration-Graduate
                          Soldiers Field                  School of Business
                          Boston, MA 02163                Administration, Harvard
                                                          University

S.S. Cathcart             222 Wisconsin Avenue            Retired Chairman, Illinois
                          Suite 103                       Tool Works
                          Lake Forest, IL  60045

D.D. Dammerman            General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer,
                          Fairfield, CT  06431            General Electric Company;
                                                          Chairman and Chief
                                                          Executive Officer, General
                                                          Electric Capital Services,
                                                          Inc.

P. Fresco                 Fiat SpA                        Chairman of the Board, Fiat
                          via Nizza 250                   SpA
                          10126 Torino, Italy

C.X. Gonzalez             Kimberly-Clark de Mexico,       Chairman of the Board and
                            S.A. de C.V.                  Chief Executive Officer,
                          Jose Luis Lagrange 103,         Kimberly-Clark de Mexico,
                          Tercero Piso                    S.A. de C.V.
                          Colonia Los Morales
                          Mexico, D.F. 11510, Mexico

Andrea Jung               Avon Products, Inc.             President and Chief
                          1345 Avenue of the Americas     Operating Officer, Avon
                          New York, NY  10105             Products, Inc.

G.G. Michelson            Federated Department Stores     Former Member of the Board
                          151 West 34th Street            of Directors, Federated
                          New York, NY  10001             Department Stores

E.F. Murphy               General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer,
                          Fairfield, CT 06431             General Electric Company

S. Nunn                   King & Spalding                 Partner, King & Spalding
                          191 Peachtree Street, N.E.
                          Atlanta, GA 30303




                                    E-1

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

J.D. Opie                 General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer,
                          Fairfield, CT  06431            General Electric Company

R.S. Penske               Penske Corporation              Chairman of the Board and
                          13400 Outer Drive, West         President, Penske
                          Detroit, MI  48239-4001         Corporation

F.H.T. Rhodes             Cornell University              President Emeritus, Cornell
                          3104 Snee Building              University
                          Ithaca, NY  14853

A.C. Sigler               Champion International          Retired Chairman of the
                          Corporation                     Board and CEO and former
                          1 Champion Plaza                Director, Champion
                          Stamford, CT  06921             International Corporation

D.A. Warner III           J.P. Morgan & Co., Inc. and     Chairman of the Board,
                          Morgan Guaranty Trust Co.       President, and Chief
                          60 Wall Street                  Executive Officer, J.P.
                          New York, NY  10260             Morgan & Co. Incorporated
                                                          and Morgan Guaranty Trust
                                                          Company

J.F. Welch, Jr.           General Electric Company        Chairman of the Board and
                          3135 Easton Turnpike            Chief Executive Officer,
                          Fairfield, CT  06431            General Electric Company

Executive Officers
------------------

J.F. Welch, Jr.           General Electric Company        Chairman of the Board and
                          3135 Easton Turnpike            Chief Executive Officer
                          Fairfield, CT  06431

P.D. Ameen                General Electric Company        Vice President and
                          3135 Easton Turnpike            Comptroller
                          Fairfield, CT  06431

J.R. Bunt                 General Electric Company        Vice President and
                          3135 Easton Turnpike            Treasurer
                          Fairfield, CT  06431

D.L. Calhoun              General Electric Company        Senior Vice President -
                          Nela Park                       GE Lighting
                          Cleveland, OH 44122

W.J. Conaty               General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Human Resources
                          Fairfield, CT  06431

D.M. Cote                 General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            GE Appliances
                          Fairfield, CT  06431

L.S. Edelheit             General Electric Company        Senior Vice President -
                          P.O. Box 8                      Corporate Research and
                          Schenectady, NY  12301          Development




                                    E-2

                          PRESENT                         PRESENT
                          BUSINESS                        PRINCIPAL
NAME                      ADDRESS                         OCCUPATION
----                      -------                         ----------

B.W. Heineman, Jr.        General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            General Counsel and
                          Fairfield, CT  06431            Secretary

J.R. Immelt               General Electric Company        Senior Vice President -
                          P.O. Box 414                    GE Medical Systems
                          Milwaukee, WI 53201

G.S. Malm                 General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Asia
                          Fairfield, CT  06431

W.J. McNerney, Jr.        General Electric Company        Senior Vice President -
                          1 Neumann Way                   GE Aircraft Engines
                          Cincinnati, OH 05215

E.F. Murphy               General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer
                          Fairfield, CT 06431

R.L. Nardelli             General Electric Company        Senior Vice President -
                          1 River Road                    GE Power Systems
                          Schenectady, NY  12345

R.W. Nelson               General Electric Company        Vice President - Corporate
                          3135 Easton Turnpike            Financial Planning and
                          Fairfield, CT  06431            Analysis

J.D. Opie                 General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer
                          Fairfield, CT  06431

G.M. Reiner               General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Chief Information Officer
                          Fairfield, CT  06431

J.G. Rice                 General Electric Company        Vice President -
                          2901 East Lake Road             GE Transportation Systems
                          Erie, PA  16531

G.L. Rogers               General Electric Company        Senior Vice President -
                          1 Plastics Avenue               GE Plastics
                          Pittsfield, MA  01201

K.S. Sherin               General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Finance and Chief Financial
                          Fairfield, CT  06431            Officer

L.G. Trotter              General Electric Company        Senior Vice President -
                          41 Woodward Avenue              GE Industrial Systems
                          Plainville, CT  06062


Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.

                           SCHEDULE F TO SCHEDULE 13D


            1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

            In April 1994, IGE Medical Systems Limited ("IGEMS"), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

            At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pound)5,000 (pounds) and assessed costs of (pound)5,754 (pounds). The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Stock Purchase Agreement, dated as of January 14, 1999, by and among Telescan, Inc. and GE Capital Equity Investments, Inc.

Exhibit 2 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company, dated January 21, 1999.

Exhibit 3 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric
                  Company.

Exhibit 4 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric
                  Capital Services, Inc.